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                            May 11, 2021

       Sophie Ye Tao
       Chief Executive Officer
       SPK Acquisition Corp.
       Room 368, 302 Buwei
       211 Fute North Road
       China (Shanghai) Pilot Free Trade Zone, 200131

                                                        Re: SPK Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 23,
2021
                                                            File No. 333-255461

       Dear Ms. Tao:

              We have reviewed your registration statement and have the following comment. In some our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note the exclusive forum provision in your amended and restated certificate of incorporation. Please
disclose this provision in the prospectus.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Sophie Ye Tao
SPK Acquisition Corp.
May 11, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or Brigitte Lippmann at 202-551-3713 with any other questions.



FirstName LastNameSophie Ye Tao                            Sincerely,
Comapany NameSPK Acquisition Corp.
                                                           Division of
Corporation Finance
May 11, 2021 Page 2                                        Office of Real
Estate & Construction
FirstName LastName